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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004
(30 January, 2004)

RINKER GROUP LIMITED
ABN 53 003 433 118
(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock
Exchange for the period December 24 2003 to January 30, 2004

Exhibit 1: Jan 23 Change of director's interest notice

Exhibit 2: Jan 23 Change of director's interest notice

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited
Signed by:	Luke Keighery
Title:	Manager Investor Services
Date:	3 February 2004

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